UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                       BUSINESS OUTSOURCING SERVICES, INC.
                                (Name of Issuer)

                         Common Stock, par value $0.001
                         (Title of Class of Securities)

                                   123290 108
                                 (CUSIP Number)

                                    copy to:

                                Clark Wilson LLP
                               c/o Bernard Pinsky
                           800-885 West Georgia Street
                       Vancouver, British Columbia V6C 3H1
                                 (604) 687-5700
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 28, 2011
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 123290 108                                           Page 2 of 6 Pages
--------------------                                           -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Oded Shvartz
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    Personal funds
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Israel and Romania
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     317,912
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     N/A
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       317,912
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     N/A
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    317,912
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    13.82% based on 2,300,000 shares issued and outstanding as of June 27, 2011.
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 123290 108                                           Page 3 of 6 Pages
--------------------                                           -----------------

ITEM 1. SECURITY AND ISSUER

This Statement relates to common stock, par value of $0.001, of Business Outsourcing Services Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 1001 SW 5th Avenue, Suite 1100, Portland, Oregon, USA.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Oded Shvartz.

     (b) Mr. Shvartz has a business address at 130 Biruintei Bvd., Pantelimon, Ilfov, Romania.

     (c)  Mr. Shvartz is the President of Amraz Romania Srl.

     (d) Mr. Shvartz has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e) Mr. Shvartz has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Shvartz is a citizen of Israel and Romania.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

Mr. Shvartz acquired 317,912 restricted shares of common stock of the Issuer on June 28, 2011. The transaction was effected pursuant to an Affiliate Stock Purchase Agreement dated June 5, 2011 among Mr. Guilbert Cuison, Mr. Jerome Golez and Mr. Shvartz, whereby Mr. Shvartz purchased 158,956 shares from Mr. Guilbert Cuison and 158,956 shares from Mr. Jerome Golez in consideration for an aggregate purchase price of US $3,973.90. These shares were acquired with available cash on hand. The shares are currently being held in escrow and in certain events, may be transferred back to the original shareholders, all as further set forth in the escrow agreement.

In addition, on June 28, 2011 Mr. Guilbert Cuison, Mr. Jerome Golez granted Mr. Shvartz an option ("OPTION") dated June 5, 2011, to purchase up to a total of 309,742 restricted shares of common stock of the Issuer (with each of Mr. Guilbert Cuison and Mr. Jerome Golez having 154,871 shares subject to the Option) (the "OPTION SHARES") at a price of $0.0125 per Option Share. Conditional if the Issuer issues shares or grants options or warrants to purchase shares, or other security or right convertible into shares of the Issuer (collectively, "NEW SECURITIES"), Mr. Shvartz shall have the right to exercise the Option by purchasing 1 Option Share for every 4 New Securities issued. In the event Mr. Shvartz wishes to exercise the Option prior to the two year anniversary of the Closing, then such Option Shares shall be held in escrow (with release terms similar to the release terms of the restricted shares purchased by Mr. Shvartz).

                                  SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 123290 108                                           Page 4 of 6 Pages
--------------------                                           -----------------

ITEM 4.  PURPOSE OF TRANSACTION

Mr. Shvartz's acquisition of the shares was made in connection with his interest in having the Issuer pursue possible new business transactions and a new direction, which are currently being considered by the Issuer. If the business proposal being considered is not carried out by the Issuer the shares will be returned and the option will be cancelled.

Depending on market conditions and other factors, Mr. Shvartz may acquire additional shares in the common stock of the Issuer as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Mr. Shvartz also reserves the right to dispose of some or all of his shares in the open market, in privately negotiated transactions to third parties or otherwise (subject to contractual and legal restrictions imposed on their sale).

As of the date hereof, except as described above, Mr. Shvartz does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any material change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's Certificate of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of June 28, 2011, the aggregate number and percentage of shares in the common stock of the Issuer beneficially owned by Mr. Shvartz was 317,912 shares, or approximately 13.82% and the aggregate number and percentage of shares and options in the common stock of the Issuer beneficially owned by Mr. Shvartz was 627,654 shares, or approximately 27.29%.

     (b) Mr. Shvartz has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 317,912 shares in the common stock of the Issuer.

     (c) Other than as described in Item 3 above, Mr. Shvartz has not effected any transaction involving shares in the common stock of the Issuer in the past sixty days.

                                  SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 123290 108                                           Page 5 of 6 Pages
--------------------                                           -----------------

     (d) Under the Escrow Agreement dated June 5, 2011 among Guilbert Cuison, Jerome Golez, Oded Shvartz and Clark Wilson LLP, upon the occurrence of certain events, Guilbert Cuison and Jerome Golez will receive return of the 317,912 shares and any dividends distributed on account thereof. In addition, upon the occurrence of such events the option described in Item #3 above will expire.

     (e)  N/A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Guilbert Cuison and Jerome Golez granted Oded Shvartz an option to purchase from them up to a total of 309,742 shares of the Issuer, subject to the occurrence of certain events. Except as set forth above, in Item #3 or as set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Mr. Shvartz and any other person with respect to any securities of the Issuer.

ITEM 7 MATERIAL TO BE FILED AS EXHIBITS

10.1 Affiliate Stock Purchase Agreement dated June 5, 2011 among Guilbert Cuison, Jerome Golez and Mr. Shvartz.

                                  SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 123290 108                                           Page 5 of 6 Pages
--------------------                                           -----------------

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 7, 2011
--------------------------------
Dated

/s/ Oded Shvartz
--------------------------------
Signature

Oded Shvartz
--------------------------------
Name/Title